UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ______)*

GLOBAL HEALTHCARE REIT, INC.

(Name of Issuer)

              COMMON STOCK

 (Title of Class of Securities)

    37953J 10 7

 (CUSIP Number)

Clifford L. Neuman, PC

6800 N. 79th Street,  Suite 200

Niwot, Colorado  80503

(303) 449 – 2100

(Name, Address, and Telephone Number of Person Authorized to

Receive Notices and Communications)

              July 1, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   *

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 37953J 10 7

(1) Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons

     LANCE BALLER

(2) Check the Appropriate Box if a Member (a) [   ] of a Group* (b) [   ]

(3) SEC Use Only

(4) Source of Funds*      IN

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization

     U.S.A.

Number of Shares	(7) Sole Voting Power 1,150,491
Beneficially Owned	(8) Shared Voting Power 0
by Each Reporting	(9) Sole Dispositive Power 1,150,491
Person With	(10)Shared Dispositive Power 0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

       1,150,491

(12) Check if the Aggregate Amount in the Row (11) Excludes Certain Shares* [ ]

(13) Percent of Class Represented by Amount in Row (11)      5.23%

(14) Type of Reporting Person*              IN

          *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 37953J 10 7

(1) Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons

     ULTIMATE INVESTMENTS CORP.

(2) Check the Appropriate Box if a Member (a) [   ] of a Group* (b) [   ]

(3) SEC Use Only

(4) Source of Funds*      CO

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization

     U.S.A.

Number of Shares	(7) Sole Voting Power 515,335
Beneficially Owned	(8) Shared Voting Power 0
by Each Reporting	(9) Sole Dispositive Power 515,335
Person With	(10)Shared Dispositive Power 0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

       515,335

(12) Check if the Aggregate Amount in the Row (11) Excludes Certain Shares* [ ]

(13) Percent of Class Represented by Amount in Row (11)      2.36%

(14) Type of Reporting Person*              CO

          *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 37953J 10 7

(1) Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons

     HIGH SPEED AGGREGATE, INC.

(2) Check the Appropriate Box if a Member (a) [   ] of a Group* (b) [   ]

(3) SEC Use Only

(4) Source of Funds*      CO

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization

     U.S.A.

Number of Shares	(7) Sole Voting Power 372,656
Beneficially Owned	(8) Shared Voting Power 0
by Each Reporting	(9) Sole Dispositive Power 372,656
Person With	(10)Shared Dispositive Power 0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

       372,656

(12) Check if the Aggregate Amount in the Row (11) Excludes Certain Shares* [ ]

(13) Percent of Class Represented by Amount in Row (11)      1.7%

(14) Type of Reporting Person*              CO

          *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER

           The class of securities to which this statement relates is common stock, par value $.05 per share (the "Common Stock") of Global Healthcare REIT, Inc., a Utah corporation (the “Company”).  The address and principal executive offices of the Company is 3050 Peachtree Road, Suite 355,  Atlanta, Georgia  30305.

ITEM 2.  IDENTITY AND BACKGROUND

             (a)-(c)     This Report is being filed by Lance Baller, 10173 Briargate Way, Highlands Ranch,  CO  80126.  This report is also being filed by Ultimate Investments Corp., of which entity Mr. Baller is the sole shareholder and control person. This report also reflects securities of the Company owned of record by High Speed Aggregate, Inc., of which Mr. Baller is a 50% shareholder.  By agreement with the other 50% shareholder of High Speed Aggregate, Inc., Mr. Baller disclaims beneficial ownership (within the meaning of Rule 13d-3 and for purposes of Section 16 under the Securities Exchange Act of 1934, as amended (“Exchange Act”) of 50% of the securities of the Company owned of record by High Speed Aggregate, Inc.

             (d)-(f)     The natural person referred to above is a United States Citizen.  During the last five years, he has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

High Speed Aggregate, Inc.:

Effective October, 2011,  High Speed Aggregate, Inc. purchased three 8% convertible promissory notes in aggregate principal amount of $106,500. In connection with the purchase of the convertible notes, High Speed Aggregate, Inc. received Class A Warrants exercisable for three years to purchase 106,500 shares of Common Stock at an exercise price of $.50 per share.

Effective September 7, 2012,  High Speed Aggregate, Inc. purchased an additional 75,000 shares of Common Stock in consideration of $60,599 in a market transaction.

Effective September 30, 2013, the 8% convertible notes, together with accrued interest, converted into an aggregate of 244,312 shares of Common Stock, plus an additional 106,500 bonus shares of Common Stock, plus Class B Warrants exercisable for three years to purchase an aggregate of 213,000 shares of Common Stock at an exercise price of $.75 per share.

Effective October, 2014,  High Speed Aggregate, Inc.  exercised its Class A Warrants to purchase 106,500 shares of Common Stock at a price of $.50 per share.

Mr. Baller is a 50% control person of High Speed Aggregate, Inc.  He has an agreement with the other 50% control person that each will exercise sole voting and investment power with respect to all securities of the Company owned of record by High Speed Aggregate, Inc.  Accordingly, Mr. Baller disclaims beneficial ownership (within the meaning of Rule 13d-3 and Section 16 of the Exchange Act) of 50% of the securities owned of record by High Speed Aggregate, Inc.

Ultimate Investments Corp.

Mr. Baller is the sole controlling person of Ultimate Investments Corp. (“Ultimate”).  Ultimate is the record and beneficial owner of 515,335 shares of Common Stock of the Company.  Those shares were acquired in the following transactions:

On January 27, 2014, Ultimate purchased 286,667 shares of Common Stock in a private offering in consideration of $.75 per share.

On February 25, 2014,  Ultimate purchased 113,334 shares of Common Stock in a private offering in consideration of $.75 per share.

On March 13, 2014, Ultimate purchased 105,334 shares of Common Stock in a private offering in consideration of $.75 per share.

In December, 2014,  Ultimate exchanged a membership interest in 1321 Investors, LLC for 10,000 shares of Common Stock.

Individual Ownership:

Mr. Baller owns in his individual capacity an aggregate of 262,500 shares of Common Stock.  Those shares were acquired in the following transactions:

On August 1, 2012,  High Speed Aggregate, Inc. purchased 400,000 shares of common stock in a market transaction in consideration of $180,000.

On August 2, 2012, High Speed Aggregate, Inc. purchased 125,000 shares of common stock in consideration of $56,271.

High Speed Aggregate, Inc. assigned 50% of the foregoing 525,000 shares of common stock to each of its  two shareholders, one of whom is Mr. Baller.

ITEM 4.  PURPOSE OF TRANSACTION

             The securities of the Company were acquired by Mr. Baller for investment.  Mr. Baller reserves the right to acquire additional shares of the Company’s common stock or dispose of shares of the Company’s common stock, either in open market purchases or in private transactions.

Effective July 1, 2015,  Mr. Baller was elected to serve as a member of the Board of Directors of the Company.  Accordingly, all future acquisitions and dispositions of securities of the Company will be undertaken in conformity with the requirements of Section 16 of the Exchange Act and rules and regulations promulgated thereunder.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a)     At the close of business on July 1, 2015, Mr. Baller would be deemed the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of an aggregate of 1,100,891shares, consisting of:

(i)

266,156 shares of common stock and Class B Warrants exercisable to purchase an additional 106,500 shares of common stock at an exercise price of $.75 per share owned of record by High Speed Aggregate, Inc.,

(ii)

515,335 shares of common stock owned of record by Ultimate

Investments Corp.; and

(iii)

262,500 shares of common stock owned of record directly by Mr. Baller.

The securities represent 5.23% of the issued and outstanding shares of common stock of the Company.  The foregoing is based upon 21,856,716 shares of common stock issued and outstanding as of the date of this report.

         (b)     Mr. Baller has the sole voting and dispositive power with respect to all of the shares of common stock identified in Item 5(a) above, except as noted.

         (c)     Mr. Baller has not purchased or sold any shares of common stock during the past 60 days, except as disclosed herein.

          (d)     Not applicable

          (e)     Not applicable

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
               RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

           Effective July 1, 2015,  Mr. Baller was elected to serve as a member of the Board of Directors of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

High Speed Aggregate, Inc. By: _/s/ Lance Baller_________ Lance Baller, Director Date: July 9, 2015	Ultimate Investments Corp. By: _/s/ Lance Baller_________ Lance Baller, Director Date: July 9, 2015
Lance Baller /s/ Lance Baller Lance Baller Date: July 9, 2015

FILING AGREEMENT DATED TO BE EFFECTIVE JULY 9, 2015

REGARDING JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree that:

(i)

Each is eligible to use the Schedule 13D attached hereto;

(ii)

The attached Schedule 13D is filed on behalf of each of the undersigned; and

(iii)

Each of the undersigned is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information therein concerning itself; but none of them is responsible for the completeness and accuracy if the information concerning the other persons making the filing, unless it knows or has reason to believe that such information is inaccurate.

High Speed Aggregate, Inc. By: _/s/ Lance Baller_________ Lance Baller, Director Date: July 9, 2015	Ultimate Investments Corp. By: _/s/ Lance Baller_________ Lance Baller, Director Date: July 9, 2015
Lance Baller _/s/ Lance Baller Lance Baller Date: July 9, 2015